Exhibit (a)(24)

CONTACTS:
                  Abernathy MacGregor Frank
                  Patricia Sturms/Kate Huneke
                  (212) 371-5999

         WHX CORPORATION ANNOUNCES EXTENSION OF TENDER OFFER FOR GLOBAL
                    INDUSTRIAL TECHNOLOGIES TO JULY 13, 1999

                  New York-June 25, 1999--WHX Corporation (NYSE: WHX) announced today that its cash tender offer for any and all outstanding shares (other than the 2,173,800 shares currently owned by WHX) of Global Industrial Technologies, Inc. (NYSE: GIX ) at $11.50 per share will be extended until 5:00 p.m., New York City time, on July 13, 1999, unless again extended. The number of shares of Global tendered and not withdrawn, in addition to the number of shares of Global currently owned by WHX, represent about 30.9% of the approximately 22.3 million shares of Global that are currently outstanding.

                  The depositary for the tender offer, Harris Trust and Savings Bank, has advised WHX that to date 4,716,239 shares of Global had been tendered and not withdrawn. WHX, along with GT Acquisition Corp., Mr. Ronald LaBow and Mr. Marvin Olshan, may be deemed to be participants in the solicitation of proxies in connection with the 1999 Annual Meeting of Global.

                  The tender offer remains subject to, among other things, the Rights Condition, the Supermajority Condition, the Business Combination Condition and the Defensive Action Condition, all as described in the Offer to Purchase previously mailed to Global stockholders.

                  WHX is a holding company that has been structured to invest in and/or acquire a diverse group of businesses on a decentralized basis. WHX's primary businesses currently are Handy & Harman, a diversified manufacturing company whose strategic business segments encompass, among others, specialty wire and tubing, and precious metals plating, stamping and fabrication, and Wheeling-Pittsburgh Steel Corporation, a vertically integrated manufacturer of value-added and flat rolled steel products. WHX's other businesses include Unimast Incorporated, a leading manufacturer of steel framing and other products for commercial and residential construction and WHX Entertainment Corp., a co-owner of a racetrack and video lottery facility located in Wheeling, West Virginia.

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